U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the month of November 2004

Comission File Number 32297

CPFL Energy Incorporated
(Translation of registrant's name into English)

Rua Ramos Batista, 444, 13° andar
CEP 04552-020 São Paulo, São Paulo
Federative Republic of Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

Notice of Completion of the

Primary and Secondary Public Distributions of

Common Shares issued by

CPFL ENERGIA S.A.

Rua Ramos Batista, n.º 444, 13th floor
São Paulo – São Paulo
CEP 04552-020
Brazil

Selling Shareholders

VBC Energia S.A.	521 Participações S.A.	Bonaire Participações S.A.

Coordinators of the Brazilian Offering

Global Coordinator

Merrill Lynch, Pierce, Fenner & Smith Incorporated

CPFL Energia S.A. (the " Company "), VBC Energia S.A., 521 Participações S.A. and Bonaire Participações S.A. (jointly, the " Selling Shareholders "), Banco Merrill Lynch de Investimentos S.A. (" Leading Coordinator ") and Banco Pactual S.A. (" Pactual ", together with the Leading Coordinator, the " Coordinators of the Brazilian Offering ") hereby inform the market about the completion of the public offering of common shares, in book entry form, without par value, issued by the Company. The public offering was comprised of a primary offering of 39,579,729 shares ("Primary Offering") and a secondary public offering of 7,915,950 shares ("Secundary Offering") by the Selling Shareholders.

The public offering was made as a global offering coordinated by Merrill Lynch, Pierce, Fenner & Smith Incorporated (" Global Coordinator "), which closed on October 4, 2004 and involved the simultaneous distribution of 18,998,271 shares in Brazil (the " Brazilian Offering ") and 28,497,408 shares abroad, in the form of 9,499,136 American Depositary Shares (the " ADSs "), represented by American Depositary Receipts (the " International Offering " and together with the Brazilian Offering , the " Global Offering "). Each ADS corresponds to three shares. On November 4, 2004, the Global Coordinator partially exercised its over-allotment option to purchase an additional 59,748 ADSs. Total proceeds, before expenses, from the Global Offering to the Company was approximately US$ 264 million.

With the partial exercise of the over-allotment option, a total of 47,674,923 shares were distributed to the public, which represent approximately 10.56% of the Company's share capital on the date hereof.

A meeting of the Board of Directors of the Company held on September 2, 2004 authorized the increase in its share capital and the Primary Offering; a meeting of this Board on September 28, 2004 approved the increase in the Company's share capital and determined the issuing price for its shares; and a meeting of this Board held on November 3, 2004 approved the increase in the Company's share capital for the partial exercise of the over-allotment option. The Secondary Offering was approved by management of the Selling Shareholders on September 2, 2004.

Banco Bradesco S.A. was the financial institution hired for rendering bookkeeping services for the Shares.

Companhia Brasileira de Liquidação e Custódia – CBLC was hired to be the custodian of the Shares.

The final distribution data of the Brazilian Offering is presented below:

Type of Investor	Number of Subscribers	Number of Shares
Individuals	2,661	3,189,426
Investment Clubs	89	247,235
Mutual Funds	208	8,191,803
Pension Funds	93	1,414,375
Insurance Companies	4	210,869
Qualified Foreign Investors	17	4,404,443
Other financial institutions	8	884,348
Other legal entities related to the Company, intermediaries, members of the consortium and/or brokers that are members of the consortium	5	6,627
Other legal entities	70	248,123
Shareholders, managers, employees, agents and other persons related to the Company, coordinators of the Brazilian offer, subcontracted coordinators and/or brokers part of the consortium	116	201,022
Total Brazilian Offering	3,271	18,998,271

SUBCONTRACTED COORDINATORS

[BROKERS PART OF THE CONSORTIUM]

BANCO REAL ABN AMRO - CORRETORA

Ágora Senior Corretora de Valores SA

ALFA CORRETORA

Espírito Santo Securities

Bradesco Corretora

COINVALORES

Concórdia

EMBLEMA S/A CORRETORA DE CÂMBIO E VALORES

fator corretora

FinaBank

GERAÇÃO FUTURO

INDUSVAL MULTISTOCK Corretora

intra

SOLIDEZ

Isoldi

Itaú Corretora

PACTUAL CORRETORA

PETRA

PLANNER Corretora de Valores S.A.

Prime Corretora de Câmbio e Valores

Santander Banespa

Schahin Corretora

SENSO Corretora

SITA

SLW

SOLIDUS S.A. Corretora de Câmbio e Valores Mobiliários

Spinelli

SPIRIT

Talarico

ATIVA

BANIF INVESTMENT BANKING

investShop Corretora

Corretora Geral

CORRETORA SOUZA BARROS CÂMBIO E TÍTULOS S.A.

RMC

ELITE CCVM

TITULO Título Corretora de Valores SA

NOVINVEST Corretora de Valores Mobiliários Ltda.

GRADUAL

HSBC

theca Corretora de Valores

MUNDINVEST

PROSPER CVC

Magliano S.A.

Safra Corretora

CORRETORA PAULISTA SOCOPA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2004

CPFL ENERGIA S.A.

By: /s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
--------------------------------------------------------------------------------
Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.